UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 1, 2018

Naked Brand Group Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-37662	99-0369814
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

180 Madison Avenue, Suite 1505, New York, New York, 10016

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 212.851.8050

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On June 1, 2018, Naked Brand Group Inc. (“Naked”), Bendon Limited (“Bendon”) and Bendon Group Holdings Limited (“Holdco”) jointly issued a press release announcing that (i) Naked and Holdco have each filed with U.S. Securities and Exchange Commission (“SEC”) supplemental material (the “Supplement”) that supplements and amends Naked’s definitive proxy statement and Holdco’s prospectus, each dated April 27, 2018 (the “Proxy Statement/Prospectus”), previously sent to Naked’s stockholders in connection with the special meeting of stockholders of Naked, which was called for Naked’s stockholders to vote upon, among other things, the adoption of the Agreement and Plan of Merger, as amended, by and among Naked, Bendon, Holdco and the principal shareholder of Bendon, and the approval of the merger involving Naked contemplated thereby, and (ii) the special meeting of stockholders of Naked to consider and vote upon the proposed business combination will now be held on June 11, 2018. The special meeting was originally scheduled for May 31, 2018, and had been previously announced as being postponed to June 8, 2018. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated June 1, 2018.

Additional Information and Where to Find It

In connection with the proposed business combination among Naked, Bendon and Holdco (the “Business Combination”), Holdco filed with the SEC, and the SEC has declared effective on April 26, 2018, a Registration Statement on Form F-4 (File No. 333-223786) (as amended, the “Registration Statement”). The Registration Statement includes a proxy statement/prospectus that is both the definitive proxy statement distributed to holders of the Naked’s common stock in connection with the solicitation by Naked of proxies for the vote by the stockholders on the Business Combination and a prospectus of Holdco in connection with the distribution of its securities to such holders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NAKED, BENDON AND HOLDCO AND THE PROPOSED BUSINESS COMBINATION. Stockholders are able to obtain copies of the Registration Statement, the definitive proxy statement/prospectus and other relevant materials containing important information about Naked, Bendon and Holdco, without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Naked Brand Group Inc., 180 Madison Avenue, Suite 1505, New York, New York, 10016, Attention: Investor Relations; and/or on Bendon’s website at www.bendongroup.com or by directing a written request to Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand or by emailing lucy.martyn@bendon.com.

Participants in the Solicitation

This is not a solicitation of a proxy from any investor or security holder. Naked and its directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Naked’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Naked’s directors and officers in Naked’s filings with the SEC. Additional information regarding the directors and executive officers of Naked is also included in Naked’s Annual Report on Form 10-K for the year ended January 31, 2018 and in the definitive proxy statement/prospectus. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Naked’s shareholders in connection with the proposed Business Combination are set forth in the definitive proxy statement/prospectus for the proposed Business Combination. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Naked’s Investor Relations department at the address described above.

No Offer or Solicitation

This Current Report on Form 8-K shall neither constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Current Report on Form 8-K, other than purely historical information, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this communication regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding: Holdco’s anticipated listing on the Nasdaq Capital Market in connection with the closing of the Business Combination, the filing of supplemental information with the Securities and Exchange Commission, the special meeting of stockholders of Naked and the completion of the proposed Business Combination. Naked, Bendon and/or Holdco may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with the ability of Naked, Holdco and Bendon to consummate the transaction contemplated by the Agreement and Plan of Reorganization, as amended, the risk that one or more of the conditions to closing contained in the Agreement and Plan of Reorganization may not be satisfied, including, without limitation, the receipt of stockholder approval of the Naked stockholders, or the listing of Holdco’s ordinary shares on the Nasdaq Capital Market, the risk that the parties may otherwise be unable to consummate the proposed Business Combination, and the risk that competing offers or acquisition proposals will be made. Naked, Bendon and Holdco disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAKED BRAND GROUP INC.

By:	/s/ Carole Hochman
Carole Hochman
Chief Executive Officer

Date: June 1, 2018